UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 22, 2015

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ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	**(Commission File No.)**	**(I.R.S. Employer Identification No.)**

155 Harlem Avenue, Glenview, IL	**60025**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On July 22, 2015, Illinois Tool Works Inc. (the "Company") announced its 2015 second quarter results of operations in the press release furnished as Exhibit 99.1. The Company's presentation from the second quarter conference call held on July 22, 2015 is furnished as Exhibit 99.2.

Non-GAAP Financial Measures

The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, share repurchases, acquisitions and debt repayment. The Company believes this non-GAAP financial measure is useful to investors in evaluating the Company's financial performance and measures the Company's ability to generate cash internally to fund Company initiatives. Free operating cash flow represents net cash provided by operating activities less additions to plant and equipment. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies. A reconciliation of free operating cash flow to net cash provided by operating activities is included in the press release furnished as Exhibit 99.1.

The Company uses adjusted return on average invested capital ("adjusted ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. Adjusted ROIC is a non-GAAP financial measure that the Company believes is a meaningful metric to investors in evaluating the Company's financial performance and may be different than the method used by other companies to calculate ROIC. Adjusted average invested capital represents the net assets of the Company, excluding cash and equivalents and outstanding debt, which are excluded as they do not represent capital investment in the Company's operations, as well as the Company's net investment in the former Industrial Packaging segment and the equity investment in the Wilsonart business (formerly the Decorative Surfaces segment). Average invested capital is calculated using balances at the start of the period and at the end of each quarter. A calculation of adjusted ROIC is included in the press release furnished as Exhibit 99.1.

Item 8.01 Other Events

The Company is updating the description of its capital stock that was contained in Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-163547) filed with the Securities and Exchange Commission on June 18, 2010. To the extent the following description is inconsistent with prior filings, it modifies and supersedes those filings.

DESCRIPTION OF CAPITAL STOCK

The following description of the Company's capital stock is intended as a summary only. This description is based upon, and is qualified by reference to, the Company's Amended and Restated Certificate of Incorporation and By-laws and the applicable provisions of Delaware corporation law.

General

As of June 30, 2015, the authorized capital stock of ITW consists of 700,000,000 shares of common stock, par value $0.01 per share, and 300,000 shares of preferred stock, no par value. As of June 30, 2015, there were 366,088,569 shares of common stock issued and outstanding. No preferred stock is issued and outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share held of record, in person or by proxy, at all meetings of the stockholders and on all propositions presented to such meetings (other than the election of any directors who may be elected by vote of the preferred stock voting as a class). The common stock does not entitle holders to cumulative voting rights in the election of directors. Holders of common stock do not have preemptive rights.

All outstanding shares of common stock are fully paid and nonassessable. Dividends may be paid on the common stock when and if declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution, or winding up of the affairs of ITW, its assets remaining, after provision for payment of creditors and holders of any preferred stock, are distributable pro rata among holders of its common stock.

The common stock is listed and traded on the NYSE under the symbol "ITW." The transfer agent and registrar of the common stock is Computershare Trust Company, N.A., College Station, Texas.

Preferred Stock

ITW's preferred stock is issuable in series. The preferred stock is senior to the common stock, both as to payment of dividends and distribution of assets. The designation, preferences and rights of each series may be established by the Board of Directors, including voting rights, dividends, redemption features, payments on liquidation and sinking fund provisions, if any. The preferred stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to finance acquisitions. The preferred stock also could be issued to persons friendly to current management with terms that could render more difficult or discourage attempts to gain control of ITW by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of current management. The preferred stock also could be used to dilute the stock ownership of persons seeking to obtain control of ITW.

Special Charter and By-law Provisions

ITW's Amended and Restated Certificate of Incorporation and By-laws, as amended and restated, contain provisions that could render more difficult a merger, tender offer, proxy contest or attempt to gain control of the Board of Directors. The Amended and Restated Certificate of Incorporation prohibits stockholder action by written consent. The Amended and Restated Certificate of Incorporation and By-laws permit only the Board of Directors to fill vacancies on the Board of Directors, whether created by an increase in the number of directors or otherwise, and permit special meetings of stockholders to be called only by the chairman, the president or a majority of the Board of Directors. Our By-laws also provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our By-laws also specify certain requirements regarding the form and content of a stockholder's notice. These provisions may deter our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Exhibit Description
99.1	Press Release issued by Illinois Tool Works Inc. dated July 22, 2015 (furnished pursuant to Item 2.02).
99.2	Presentation from Illinois Tool Works Inc. second quarter conference call held on July 22, 2015 (furnished pursuant to Item 2.02).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: July 22, 2015   By: /s/ Michael M. Larsen

Michael M. Larsen
Senior Vice President & Chief Financial Officer